Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

GBP 750,000,000

Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable March 27, 2028 and on any day until the First Reset Date on September 27, 2028 and on any day in the period six months before any subsequent Reset Date)

Pricing Term Sheet

Issuer:	Lloyds Banking Group plc (“LBG”)

Securities:	GBP Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable March 27, 2028 and on any day until the First Reset Date on September 27, 2028 and on any day in the period six months before any subsequent Reset Date)

Issuer Ratings (M/S/F):	A3 (stable) / BBB+ (stable) / A (stable)

Expected Issue Ratings*:	Baa3 (Moody’s) / BB- (S&P) / BBB- (Fitch)

Maturity:	The Additional Tier 1 Securities are perpetual securities and have no fixed maturity or fixed redemption date

Principal Amount:	GBP 750,000,000

Pricing Date:	January 9, 2023

Issue Date:	January 17, 2023 (T+5)

Reset Dates:	September 27, 2028 (the “First Reset Date”) and each fifth anniversary thereafter.

Issue Price:	100.000%

Benchmark Gilt:	UKT 0.125% due January 31, 2028

Gilt Yield:	3.448%

Spread to Benchmark Gilt:	514.3bps

Coupon:	8.500% per annum, payable quarterly in arrears

Reoffer Yield (Semi-Annual):	8.591%

Interest Payment Dates:	March 27, June 27, September 27 and December 27 of each year, commencing on March 27, 2023 (with a short first interest period)

Initial Interest Rate:	8.500% from (and including) the Issue Date to (but excluding) the First Reset Date, payable quarterly in arrears.

Interest Rate Following Any Reset Date:	The rate of interest will be reset on each Reset Date to the rate per annum equal to the sum of the applicable Reset Reference Rate (as defined in the Preliminary Prospectus Supplement dated January 9, 2023 (the “Preliminary Prospectus Supplement”)) on the relevant Reset Determination Date (as defined in the Preliminary Prospectus Supplement) and the Margin (as defined below), such sum being converted to a quarterly rate in accordance with market convention (rounded to three decimal places, with 0.0005 rounded down).

Margin:	5.143%

Interest Payments Discretionary:	Interest on the Additional Tier 1 Securities will be due and payable only at the sole discretion of LBG and LBG shall have absolute discretion at all times and

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any Interest Payment Date. If LBG elects not to make an interest payment on the relevant Interest Payment Date, or if LBG elects to make a payment of a portion, but not all, of such interest payment, such non-payment shall evidence LBG’s exercise of its discretion to cancel such interest payment, or the portion of such interest payment not paid, and accordingly such interest payment, or the portion thereof not paid, shall not be or become due and payable.

Restrictions on Interest Payments:

LBG shall cancel any interest on the Additional Tier 1 Securities (or, as appropriate, any part thereof) which is scheduled to be paid on an Interest Payment Date to the extent that LBG has an amount of Distributable Items (as defined in the Preliminary Prospectus Supplement) on any scheduled Interest Payment Date that is less than the sum of (i) all payments (other than redemption payments) made or declared by LBG since the end of LBG’s last financial year and prior to such Interest Payment Date on or in respect of any Parity Securities (as defined in the Preliminary Prospectus Supplement), the Additional Tier 1 Securities and any Junior Securities (as defined in the Preliminary Prospectus Supplement) and (ii) all payments (other than redemption payments) payable by LBG on such Interest Payment Date (x) on the Additional Tier 1 Securities and (y) on or in respect of any Parity Securities or any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items.

In addition, LBG shall not be permitted to pay any interest otherwise scheduled to be paid on an Interest Payment Date if and to the extent that the payment of such interest would cause, when aggregated together with other distributions of the kind referred to in Rule 4.3(2) of chapter 4 of the “CRR Firms – Capital Buffers” part of the PRA Rulebook (or any succeeding provision(s) amending or replacing such rule) (“Chapter 4”) and which are required under the Applicable Regulations (as defined in the Preliminary Prospectus Supplement) to be taken into account for this purpose, the Maximum Distributable Amount (as defined in the Preliminary Prospectus Supplement), if any, then applicable to the Group to be exceeded.

Solvency Condition:	Other than in a Winding-up or Administration Event (as defined in the Preliminary Prospectus Supplement) or in relation to the cash component of any Alternative Consideration (as defined in the Preliminary Prospectus Supplement) in any Settlement Shares Offer (as defined in the Preliminary Prospectus Supplement), payments in respect of or arising under the Additional Tier 1 Securities (including any damages for breach of any obligations thereunder) are, in addition to the right of LBG to cancel payments of interest as described under “Interest Payments Discretionary” above, conditional upon LBG being solvent at the time when the relevant payment is due to be made and no principal, interest or other amount payable shall be due and payable in respect of or arising from the Additional Tier 1 Securities except to the extent that LBG could make such payment and still be solvent immediately thereafter (such condition, the “Solvency Condition”).

LBG shall be considered to be solvent at a particular point in time if:

(i)         it is able to pay its debts owed to its Senior Creditors (as defined in the Preliminary Prospectus Supplement) as they fall due; and

(ii)         its Assets (as defined in the Preliminary Prospectus Supplement) are at least equal to its Liabilities (as defined in the Preliminary Prospectus Supplement).

Agreement to Interest Cancellation:

By acquiring the Additional Tier 1 Securities, holders and beneficial owners of the Additional Tier 1 Securities acknowledge and agree that:

(a)        interest is payable solely at the discretion of LBG, and no amount of interest shall become due and payable in respect of

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

the relevant interest period to the extent that it has been canceled by LBG at its sole discretion and/or deemed canceled in whole or in part; and

(b)        a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture (as defined in the Preliminary Prospectus Supplement) shall not constitute a default in payment or otherwise under the terms of the Additional Tier 1 Securities.

Interest will only be due and payable on an Interest Payment Date to the extent it is not canceled or deemed canceled in accordance with the provisions described in the Preliminary Prospectus Supplement. Any interest canceled or deemed canceled (in each case, in whole or in part) in the circumstances described above shall not be due and shall not accumulate or be payable at any time thereafter, and holders and beneficial owners of the Additional Tier 1 Securities shall have no rights thereto or to receive any additional interest or compensation as a result of such cancellation or deemed cancellation.

Ranking and Liquidation Proceeds:

The Additional Tier 1 Securities will constitute LBG’s direct, unsecured, unguaranteed and subordinated obligations, ranking equally without any preference among themselves. The rights and claims of the holders and beneficial owners of the Additional Tier 1 Securities in respect of or arising from the Additional Tier 1 Securities will be subordinated to the claims of Senior Creditors (as defined in the Preliminary Prospectus Supplement).

If at any time prior to the date on which a Trigger Event (as defined below) occurs, a Winding-up or Administration Event occurs (as defined in the Preliminary Prospectus Supplement), there shall be payable by LBG in respect of each Additional Tier 1 Security (in lieu of any other payment by LBG) such amount, if any, as would have been payable to the holder of the Additional Tier 1 Security if, throughout such Winding-up or Administration Event, such holder of the Additional Tier 1 Security was the holder of one of a class of preference shares in the capital of LBG (“Notional Preference Shares”) having an equal right to a return of assets in the Winding-up or Administration Event to, and so ranking pari passu with, the holders of the most senior class or classes of issued preference shares in the capital of LBG from time to time (if any) (excluding any such holders that are Senior Creditors (as defined in the Preliminary Prospectus Supplement) by virtue of (b) of such definition) and which have a preferential right to a return of assets in the Winding-up or Administration Event over, and ranking ahead of, the holders of all other classes of issued shares for the time being in the capital of LBG (excluding any such holders that are Senior Creditors by virtue of (b) of such definition)) but ranking junior to the claims of Senior Creditors and on the assumption that the amount that such holder was entitled to receive in respect of each Notional Preference Share is an amount equal to the principal amount of the relevant Additional Tier 1 Security together with, to the extent not otherwise included within the foregoing, any other amounts attributable to such Additional Tier 1 Security, including any Accrued Interest thereon and any damages awarded for breach of any obligations in respect thereof, regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable (and, in the case of an administration, on the assumption that such shareholders were entitled to claim and recover in respect of their shares to the same degree as in a winding up or liquidation).

If a Winding-up or Administration Event occurs at any time on or following the date on which a Trigger Event occurs but the Settlement Shares (as defined in the Preliminary Prospectus Supplement) to be issued and delivered to the Settlement Share Depository (as defined in the Preliminary Prospectus Supplement) on the Conversion Date (as defined below) have not been so delivered, there shall be payable by LBG in respect of each Additional Tier 1 Security (in lieu of any other payment by LBG) such amount, if any, as would have been payable to the holder of such Additional Tier 1 Security in a Winding-

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

up or Administration Event if the Conversion Date in respect of the Automatic Conversion (as defined below) had occurred immediately before the occurrence of a Winding-up or Administration Event and, accordingly, as if such holder were, through such Winding-up or Administration Event, the holder of such number of Ordinary Shares (as defined in the Preliminary Prospectus Supplement) as it would have been entitled to receive upon Automatic Conversion (ignoring for this purpose LBG’s right to make an election for a Settlement Shares Offer to be effected), regardless of whether the Solvency Condition is satisfied on such date (and, in the case of an administration, on the assumption that shareholders were entitled to claim and recover in respect of their shares to the same degree as in a winding up or liquidation).

The “Conversion Date” shall be the date specified in the Conversion Trigger Notice (as defined in the Preliminary Prospectus Supplement) and shall occur without delay upon the occurrence of a Trigger Event (and shall be no later than one month following the occurrence of the relevant Trigger Event, or such shorter period as the Relevant Regulator may require).

Waiver of Set-Off:

Subject to applicable law, no holder or beneficial owner of the Additional Tier 1 Securities may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by LBG arising under, or in respect of, or in connection with, the Additional Tier 1 Securities and each holder and each beneficial owner of the Additional Tier 1 Securities shall, by virtue of its holding of any Additional Tier 1 Securities, be deemed to have waived all such rights of set-off, compensation or retention.

Optional Redemption:

The Additional Tier 1 Securities will, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, be redeemable in whole, but not in part, at the option of LBG on (i) any day falling in the period commencing on (and including) March 27, 2028 and ending on (and including) the First Reset Date, or (ii) any day falling in the period commencing on (and including) the date that is six months before any subsequent Reset Date and ending on (and including) such Reset Date thereafter at 100% of their principal amount, together with any accrued and unpaid interest on the Additional Tier 1 Securities, excluding any interest which has been canceled or deemed to be canceled (“Accrued Interest”) to, but excluding, the date fixed for redemption.

Tax Event Redemption:

If at any time a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Additional Tier 1 Securities in whole, but not in part, at any time at 100% of their principal amount, together with any Accrued Interest to, but excluding, the date fixed for redemption.

Regulatory Event Redemption:

If at any time a Regulatory Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Additional Tier 1 Securities in whole, but not in part, at any time at 100% of their principal amount, together with any Accrued Interest to, but excluding, the date fixed for redemption.

Substitution or Variation:	If a Tax Event or a Regulatory Event has occurred, then LBG may, subject to the conditions described in the Preliminary Prospectus Supplement, but without any requirement for the consent or approval of the holders of the Additional Tier 1 Securities, at any time (whether before or following the First Reset Date) either substitute all (but not some only) of the Additional Tier 1 Securities for, or vary the terms of the Additional Tier 1 Securities so that they remain or, as appropriate, become, Compliant Securities (as defined in the Preliminary Prospectus Supplement), and the Trustee shall (subject to the requirements described in the Preliminary Prospectus Supplement) agree to such substitution or variation.

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

Automatic Conversion:

Upon the occurrence of the Trigger Event, all of LBG’s obligations under the Additional Tier 1 Securities shall be irrevocably and automatically released on the Conversion Date (and under no circumstances shall LBG’s released obligations be reinstated) in consideration of the issuance by LBG of Ordinary Shares credited as fully paid (the “Settlement Shares”) at the Conversion Price and in accordance with the terms described in the Preliminary Prospectus Supplement (the “Automatic Conversion”). The Settlement Shares shall be issued and delivered to the Settlement Share Depository (as defined in the Preliminary Prospectus Supplement) on the Conversion Date.

Furthermore, in the event of the Automatic Conversion of the Additional Tier 1 Securities upon the occurrence of a Trigger Event, any accrued but unpaid interest on the Additional Tier 1 Securities up to (and including) the Conversion Date shall be canceled upon the occurrence of such Trigger Event and shall not become due and payable at any time.

The Additional Tier 1 Securities are not convertible at the option of the holders at any time. Automatic Conversion shall not constitute a default under the Additional Tier 1 Securities.

Trigger Event:	A Trigger Event shall occur on any date if LBG’s CET1 Ratio (as defined in the Preliminary Prospectus Supplement) is less than 7.00% on any date, as determined by LBG, the Relevant Regulator (as defined in the Preliminary Prospectus Supplement), or any agent appointed for such purpose by the Relevant Regulator.

Conversion Price:	The conversion price per Ordinary Share in respect of the Additional Tier 1 Securities shall be £0.633, subject to the adjustments described in the Preliminary Prospectus Supplement.

Settlement Shares Offer:

Within ten (10) Business Days following the Conversion Date, LBG may, in its sole and absolute discretion, elect that the Settlement Share Depository (or an agent on its behalf) make an offer of, in LBG’s sole and absolute discretion, all or some of the Settlement Shares to, at LBG’s sole and absolute discretion, all or some of LBG’s ordinary shareholders upon Automatic Conversion, such offer to be at a cash price per Settlement Share that will be no less than the Conversion Price (the “Settlement Shares Offer”). Such election shall be made on the terms described in the Preliminary Prospectus Supplement.

Agreement with Respect to the Exercise of U.K. Bail-in Power:	Notwithstanding any other agreements, arrangements, or understandings between LBG and any holder or beneficial owner of the Additional Tier 1 Securities, by purchasing or acquiring the Additional Tier 1 Securities, each holder (including each beneficial owner) of the Additional Tier 1 Securities acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. Bail-in Power (as defined in the Preliminary Prospectus Supplement) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Additional Tier 1 Securities; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Additional Tier 1 Securities into shares or other securities or other obligations of LBG or another person (and the issue to or conferral on the holder of such shares, securities or obligations), including by means of amendment, modification or variation of the terms of the Additional Tier 1 Securities; and/or (iii) the amendment or alteration of the maturity of the Additional Tier 1 Securities, or amendment of the amount of interest due on the Additional Tier 1 Securities, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. Bail-in Power may be exercised by means of variation of the terms of the Additional Tier 1 Securities solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

and payable, but which have not been paid, prior to the exercise of any U.K. Bail-in Power. Each holder and each beneficial owner of the Additional Tier 1 Securities further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Additional Tier 1 Securities are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

For these purposes, a “U.K. Bail-in Power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to us and the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009 as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise) (the “Banking Act”), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, canceled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. Bail-in Power.

According to the principles contained in the Banking Act, LBG expects that the relevant U.K. resolution authority would exercise its U.K. Bail-in Power in respect of the Additional Tier 1 Securities having regard to the hierarchy of creditor claims (with the exception of excluded liabilities, as such term is described in the Banking Act) and that the holders of the Additional Tier 1 Securities would be treated equally in respect of the exercise of the U.K. Bail-in Power with the claims of holders of all other obligations of LBG which constitute Additional Tier 1 Capital (as defined in the Preliminary Prospectus Supplement) of LBG that would rank pari passu with the Additional Tier 1 Securities upon an insolvency of LBG.

Repayment of Principal and Payment of Interest After Exercise of a U.K. Bail-in Power:	No repayment of the principal amount of the Additional Tier 1 Securities or payment of interest on the Additional Tier 1 Securities shall become due and payable after the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by LBG under the laws and regulations of the United Kingdom applicable to LBG or other members of the Group.

Enforcement Events and Remedies:

If a Winding-up or Administration Event occurs prior to the occurrence of a Trigger Event, holders of the Additional Tier 1 Securities will have the rights and claims specified above under “Ranking and Liquidation Proceeds”.

Subject to the satisfaction of any redemption conditions described in the Preliminary Prospectus Supplement, if LBG does not make payment of principal in respect of the Additional Tier 1 Securities for a period of seven calendar days or more after the date on which such payment is due, then the Trustee, on behalf of the holders and beneficial owners of the Additional Tier 1 Securities, may, at its discretion, or shall at the direction of holders of 25% of the aggregate principal amount of outstanding Additional Tier 1 Securities, subject to any applicable laws, institute proceedings for the winding up of LBG. In the event of a winding-up or liquidation of LBG, whether or not instituted by the Trustee, the Trustee may prove the claims of the holders and beneficial owners of the Additional Tier 1 Securities and the Trustee in the winding up proceeding of LBG and/or claim in the liquidation of LBG (such claims as are set out above under "Ranking and Liquidation Proceeds").

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

In the event of a breach of any term, obligation or condition binding on LBG under the Additional Tier 1 Securities or the Indenture (other than any payment obligation of LBG under or arising from the Additional Tier 1 Securities or the Indenture, including payment of any principal or interest, including any damages awarded for breach of any obligations) (a “Performance Obligation”), the Trustee may without further notice institute such proceedings against LBG as it may think fit to enforce the Performance Obligation, provided that LBG shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise (including any damages) earlier than the same would otherwise have been payable under the Additional Tier 1 Securities or the Indenture.

By its purchase or acquisition of the Additional Tier 1 Securities, each Additional Tier 1 holder and each beneficial owner of the Additional Tier 1 Securities acknowledges and agrees that such holder and beneficial owner will not seek, and will not direct the Trustee to seek, a claim for damages against LBG in respect of a breach by LBG of a Performance Obligation and that the sole and exclusive remedy that such holder, beneficial owner and the Trustee may seek under the Additional Tier 1 Securities and the Indenture for a breach by LBG of a Performance Obligation is specific performance under New York law. Holders may not require any redemption of the Additional Tier 1 Securities at any time.

Governing Law:

The Additional Tier 1 Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York, except for the subordination and waiver of set-off provisions relating to the Additional Tier 1 Securities which will be governed by and construed in accordance with Scots law.

Day Count Fraction:	Actual/Actual (ICMA)

Business Day:	Means any day (other than a Saturday, a Sunday or a public holiday) on which commercial banks and foreign exchange markets are open for business in London, England.

Business Day Convention:	Following, unadjusted

Expected Listing:	Application will be made to Euronext Dublin to admit the Additional Tier 1 Securities to the Official List and to trading on the Global Exchange Market (the exchange regulated market of Euronext Dublin).

Denominations:	GBP 200,000 and integral multiples of GBP 1,000 in excess thereof.

Underwriting Commission:	0.70%

Net Proceeds to Issuer:	GBP 744,750,000

Joint Lead Managers:	Barclays Bank PLC, J.P. Morgan Securities plc, Lloyds Bank Corporate Markets plc, RBC Europe Limited and The Toronto-Dominion Bank

ISIN:	XS2575900977

Common Code:	257590097

Legal Entity Identifier (LEI) Code:	549300PPXHEU2JF0AM85

Target Market:	MiFID II professionals/ECPs-only/U.K. MIFIR professionals/ECPs-only - No PRIIPs KID/No U.K. PRIIPs KID/FCA CoCo restriction applies. **

Filed pursuant to Rule 433 Dated January 9, 2023 Registration No. 333-265452

*Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, J.P. Morgan Securities plc at +44-207-134-2468, Lloyds Bank Corporate Markets plc at +44-207-050-6060, RBC Europe Limited at +44-207-029-0110 or The Toronto-Dominion Bank at +44 (0)20 7628 2262.

We currently expect delivery of the Additional Tier 1 Securities to occur on or about January 17, 2023, which will be the fifth business day following the pricing of the Additional Tier 1 Securities (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Additional Tier 1 Securities on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Additional Tier 1 Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Additional Tier 1 Securities who wish to trade Additional Tier 1 Securities on the date of pricing or the next two succeeding business days should consult their own advisors.

**MiFID II product governance /ECPs-only/ U.K. MIFIR professionals /ECPs-only - No PRIIPs KID/No U.K. PRIIPs KID/ FCA CoCo restriction applies / PROHIBITION OF SALES TO U.K. AND EEA RETAIL INVESTORS

– Manufacturer target market (MiFID II / U.K. MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or U.K. PRIIPs key information document (KID) has been prepared as not available to retail in EEA. No sales to retail clients in the EEA or the U.K.

This announcement is directed only at (i) persons who are outside the United Kingdom (the “U.K.”), or (ii) persons who are in the U.K. who are (a) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) otherwise, persons to whom this announcement may lawfully be communicated pursuant to the Order (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Additional Tier 1 Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.